FORM  4               U.S. SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549
[ ]  Check this box if                                     OMB APPROVAL
     no longer subject                                  OMB Number 3235-0287
     to Section 16. Form 4                              Expires: January 31,2005
     or Form 5 obligations                              Estimated ave. burden
     may continue.  See                                 hours per response...0.5
     instruction 1(b).

                Filed pursuant to Section 16(a) of the Securities
                Exchange Act of 1934, Section 17(a) of the Public
                     Utility Holding Company Act of 1935 or
                Section 30(f) of the Investment Company Act 1940

----------------------------------------------------------------------------------------------------------------------------
1.Name and Address of                    2.Issuer Name and Ticker or Trading Symbol      6.Relationship of Reporting
  Reporting Person*                                                                        Person(s) to Issuer
                                          Thomas Group, Inc.  (TGIS.OB)                      (check all applicable)
                                         ----------------------------------------------
Chain, Jr.              John        T.   3. I.R.S. Identification    4. Statement for     X  Director          10% Owner
---------------------------------------     Number of Reporting         Month/Day/Year   ---               ---
     (Last)                (First)  (MI)    Person, if an entity                             Officer           Other
                                            (Voluntary)                    9/20/2002     --- (give title   --- (specify
5221 North O'Connor Boulevard, Suite 500                             -----------------        below)            below)
---------------------------------------- -------------------------   5. If Amendment,
      (Street)                                                          Date of Original -----------------------------------
Irving               TX      75039-3714                                 (Month/Day/Year) 7.Individual or Joint/Group
----------------------------------------                                                   Filing (Check Applicable
   (City)         (State)      (Zip)                                 -------------------   Line)

                                                                                           X  Form filed by One Reporting Person
                                                                                          ---
                                                                                              Form filed by More than One
                                                                                          --- Reporting Person


-----------------------------------------------------------------------------------------------------------------------------------
                                   Table I - Non-Derivative Securities Acquired, Disposed of or Beneficially Owned
-----------------------------------------------------------------------------------------------------------------------------------

1. Title of Security       2. Transaction  3. Transaction    4. Security Acquired (A)   5. Amount of      6. Owner   7. Nature of
     (Instr.3)                Date            Code              or Disposed of (D)         Securities        ship       Indirect
                             (Month/          (Instr.8)         (Inst.3, 4 & 5)            Beneficially      Form:      Beneficial
                              Day/Yr)         -----------------------------------------    Owned             Direct     Owner-
                                                                                           Following         (D) or     Ship
                                                                                           Reported          Indirect
                                                                           (A)             Transaction(s)    (I)
                                                                            or             (Instr. 3 and 4)  (Instr. 4) (Instr. 4)
                                               Code   V          Amount    (D)   Price


-------------------------  --------------     ----- -----     -----------  ----  ------     ---------------   ---------- ----------

-------------------------  --------------     ----- -----     -----------  ----  ------     ---------------   ---------- ----------

-------------------------  --------------     ----- -----     -----------  ----  ------     ---------------   ---------- ----------

-------------------------  --------------     ----- -----     -----------  ----  ------     ---------------   ---------- ----------

-------------------------  --------------     ----- -----     -----------  ----  ------     ---------------   ---------- ----------

                                                                          Page 1


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. *If the form is filed by more than one reporting person, see Instruction 4(b)(v).

------------------------------------------------------------------------------------------------------------------------
                                     Table II - Derivative Securities Acquired, Disposed of,
                                            or Beneficially Owned (e.g., puts, calls,
                                           warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------

1. Title of                    2. Conversion    3. Transaction  3A. Deemed      4. Transaction  5. Number of Deriv-
   Derivative                     or Exercise      Date (Month      Execution      Code            ative Securities Ac-
   Security                       Price of         (Day/Year)       Date, if       (Instr. 8)      quired (A) or Dis-
   (Instr.3)                      Derivative                        any                            posed of (D)
                                  Security                          (Month/                        (Instr. 3,4, and 5)
                                                                     Day/Year)
                                                                                   Code    V       (A)        (D)


6% Convertible Note               $ .375           9/20/02                           P           $1,000,000
-------------------------------   ------------   -----------     ------------      -----  ----   ----------  ----------
Common Stock Warrant
(right to buy)                    $ .30            9/20/02                           P               1
-------------------------------   ------------   -----------     ------------      -----  ----   ----------  ----------

-------------------------------   ------------   -----------     ------------      -----  ----   ----------  ----------

-------------------------------   ------------   -----------     ------------      -----  ----   ----------  ----------

-------------------------------   ------------   -----------     ------------      -----  ----   ----------  ----------



6. Date Exercisable                 7.  Title & Amount of      8.  Price        9. Number       10. Owner-      11.  Nature
   & Expiration Date                    Underlying Securities      of Deriv-       of Deriv-        ship             of
   (Mon./Day/Year)                      (Inst. 3 & 4)              ative           ative            Form of          Indirect
                                                                   Secur-          Secur-           Deriv-           Benefi-
                                                                   ity             ities            ative            cial
                                                                   (Instr. 5)      Bene-            Security:        Owner-
                                                                                   ficially         (D) or           ship
                                                                                   Owned            Indirect         (Instr. 4)
                                                                                   Follow-          (I)
                                                                                   ing              (Instr. 4)
                                                                                   Reported
                                                                                   Trans-
                                                                                   action(s)
                                                                                   (Instr. 4)
---------------------------------------------------------------------------------------------------------------------------------
   Date          Expira-             Title        Amount or number
   Exer-         tion                                of Shares
   cisable       Date

    (1)          12/31/02         Common Stock      2,666,667      $1,000,000      $1,000,000            D
-----------   --------------     ---------------  -------------    ----------      -----------      ------------      ----------
   Immed.        9/20/07          Common Stock        869,798             $10         869,798            D
-----------   --------------     ---------------  -------------    ----------      -----------      ------------      ----------

-----------   --------------     ---------------  -------------    ----------      -----------      ------------      ----------

-----------   --------------     ---------------  -------------    ----------      -----------      ------------      ----------

-----------   --------------     ---------------  -------------    ----------      -----------      ------------      ----------



Explanation of Responses:



(1) The Note is not convertible into common stock unless and until the conversion is approved by the stockholders of Thomas Group, Inc. at the Annual Meeting of Stockholders, expected to be held on October 29, 2002






                                                                                /s/ John T. Chain, Jr.         09/20/2002
**Intentional misstatements or omissions of facts constitute Federal            ------------------------------------------
Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                  **Signature of Reporting Person  Date


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.